March 28, 2016	Registration Statement No. 333-199966; Rule 424(b)(2)

JPMorgan Chase & Co.
Structured Investments

$18,000

High/Low Yield Notes Linked to the S&P 500® Index due March 31, 2021

•	The notes are designed for investors who seek a higher interest rate than the yield on a conventional debt security with the same maturity issued by us. The Notes will pay 5.00% per annum interest with respect to each annual Review Date for which the Annual Index Return is greater than or equal to 0.00%. The Notes will pay 2.50% per annum interest with respect to each Review Date for which the Annual Index Return is less than 0.00%. The Annual Index Return with respect to a Review Date reflects the return of the Index only from the immediately preceding Review Date (or from the Pricing Date, in the case of the first Review Date) to that Review Date and does not reflect the point-to-point return of the Index from the Pricing Date to that Review Date (including the final Review Date).
•	Investors in the notes should be willing to accept the risk of losing up to 85.00% of their principal and the risk of receiving only the lower interest rate, and be willing to forgo dividend payments, in exchange for Interest Payments.
•	The notes are unsecured and unsubordinated obligations of JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
•	Minimum denominations of $1,000 and integral multiples thereof
•	The notes priced on March 28, 2016 and are expected to settle on or about March 31, 2016.
•	CUSIP: 48128GQU7

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page PS-8 of the accompanying product supplement no. 4a-I, “Risk Factors” beginning on page US-2 of the accompanying underlying supplement no. 1a-I and “Selected Risk Considerations” beginning on page PS-4 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$7.50	$992.50
Total	$18,000	$135	$17,865

(1) See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the notes.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will pay all of the selling commissions of $7.50 per $1,000 principal amount note it receives from us to other affiliated or unaffiliated dealers. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-87 of the accompanying product supplement no. 4a-I.

The estimated value of the notes as determined by JPMS, when the terms of the notes were set, was $989.10 per $1,000 principal amount note. See “JPMS’s Estimated Value of the Notes” in this pricing supplement for additional information.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Pricing supplement no. 1915 to product supplement no. 4a-I dated November 7, 2014, underlying supplement no. 1a-I dated November 7, 2014 and the prospectus and prospectus supplement, each dated February 19, 2016

Key Terms

Index: The S&P 500® Index (Bloomberg ticker: SPX)

Interest Payments:

You will receive with respect to each Review Date an Interest Payment, for each $1,000 principal amount note, on the applicable Interest Payment Date equal to:

•         if the Annual Index Return with respect to that Review Date is greater than or equal to 0.00%, $50.00 (equivalent to the Higher Interest Rate of 5.00% per annum); or

•         if the Annual Index Return with respect to that Review Date is less than 0.00%, $25.00 (equivalent to the Lower Interest Rate of 2.50% per annum).

If the Annual Index Return with respect to any Review Date is less than 0.00%, the corresponding Interest Payment will be based on the Lower Interest Rate, not the Higher Interest Rate.

Higher Interest Rate: 5.00% per annum

Lower Interest Rate: 2.50% per annum

Buffer Amount: 15.00%

Pricing Date: March 28, 2016

Original Issue Date (Settlement Date): On or about March 31, 2016

Review Dates*: March 28, 2017, March 26, 2018, March 26, 2019, March 26, 2020 and March 26, 2021 (final Review Date)

Interest Payment Dates*: March 31, 2017, March 29, 2018, March 29, 2019, March 31, 2020 and the Maturity Date

Maturity Date*: March 31, 2021

* Subject to postponement in the event of a market disruption event and as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying — Notes Linked to a Single Underlying (Other Than a Commodity Index)” and “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement no. 4a-I

Payment at Maturity:

If the Final Value is greater than or equal to the Initial Value or is less than the Initial Value by up to the Buffer Amount, you will receive a cash payment at maturity, for each $1,000 principal amount note, equal to (a) $1,000 plus (b) the Interest Payment applicable to the final Review Date.

If the Final Value is less than the Initial Value by more than the Buffer Amount, your payment at maturity, for each $1,000 principal amount note, in addition to the Interest Payment applicable to the final Review Date, will be calculated as follows:

$1,000 + [$1,000 × (Index Return + Buffer Amount)]

If the Final Value is less than the Initial Value by more than the Buffer Amount, you will lose some or most of your principal amount at maturity.

Annual Index Return: With respect to each Review Date:

(Final Annual Value – Initial Annual Value)
Initial Annual Value

Initial Annual Value: With respect to a Review Date, the closing level of the Index on the immediately preceding Review Date (or, with respect to the first Review Date, the Initial Value)

Final Annual Value: With respect to a Review Date, the closing level of the Index on that Review Date

Index Return:

(Final Value – Initial Value)
Initial Value

Initial Value: The closing level of the Index on the Pricing Date, which was 2,037.05

Final Value: The closing level of the Index on the final Review Date

PS-1 | Structured Investments High/Low Yield Notes Linked to the S&P 500® Index

How the Notes Work

Payment in Connection with the each Review Date

Payment at Maturity

Total Interest Payments

The table below illustrates the hypothetical total Interest Payments per $1,000 principal amount note over the term of the notes based on the Higher Interest Rate of 5.00% per annum and the Lower Interest Rate of 2.50% per annum, depending on how many Interest Payments are made at the Higher Interest Rate over the term of the notes.

Number of Interest Payments at Higher Interest Rate	Total Interest Payments
5	$250.00
4	$225.00
3	$200.00
2	$175.00
1	$150.00
0	$125.00

PS-2 | Structured Investments High/Low Yield Notes Linked to the S&P 500® Index

Hypothetical Payout Examples

The following examples illustrate payments on the notes linked to a hypothetical Index, assuming a range of performances for the hypothetical Index on the Review Dates. The hypothetical payments set forth below assume the following:

•	an Initial Value of 100.00;
•	a Buffer Amount of 15.00%;
•	a Higher Interest Rate of 5.00%; and
•	a Lower Interest Rate of 2.50%.

The hypothetical Initial Value of 100.00 has been chosen for illustrative purposes only and does not represent the actual Initial Value. The actual Initial Value is the closing level of the Index on the Pricing Date and is specified under “Key Terms — Initial Value” in this pricing supplement. For historical data regarding the actual closing levels of the Index, please see the historical information set forth under “The Index” in this pricing supplement.

Each hypothetical payment set forth below is for illustrative purposes only and may not be the actual payment applicable to a purchaser of the notes. The numbers appearing in the following examples have been rounded for ease of analysis.

Example 1 — The Final Value is greater than or equal to the Initial Value.

Date	Closing Level	Annual Index Return	Payment (per $1,000 principal amount note)
First Review Date	105.00	5.00%	$50.00
Second Review Date	115.00	9.52381%	$50.00
Third Review Date	Less than closing level on immediately preceding Review Date	Less than 0.00%	$25.00
Fourth Review Date	Less than closing level on immediately preceding Review Date	Less than 0.00%	$25.00
Final Review Date	105.00	10.52632%*	$1,050.00
	Total Payment		$1,200.00 (20.00% return)

*Assuming the closing level of the Index on the fourth Review Date is 95.00

Because the Final Value is greater than the Initial Value and the Annual Index Return with respect to the final Review Date is greater than 0.00%, the payment at maturity, for each $1,000 principal amount note, will be $1,050.00. When added to the Interest Payments received with respect to the prior Review Dates, the total amount paid, for each $1,000 principal amount note, is $1,200.00.

Example 2 — The Final Value is less than the Initial Value but not by more than the Buffer Amount.

Date	Closing Level	Annual Index Return	Payment (per $1,000 principal amount note)
First Review Date	95.00	-5.00%	$25.00
Second Review Date	85.00	-10.52632%	$25.00
Third Review Date	Less than closing level on immediately preceding Review Date	Less than 0.00%	$25.00
Fourth Review Date	Less than closing level on immediately preceding Review Date	Less than 0.00%	$25.00
Final Review Date	90.00	12.50%*	$1,050.00
	Total Payment		$1,150.00 (15.00% return)

*Assuming the closing level of the Index on the fourth Review Date is 80.00

PS-3 | Structured Investments High/Low Yield Notes Linked to the S&P 500® Index

Because the Final Value is less than the Initial Value but not by more than the Buffer Amount and the Annual Index Return with respect to the final Review Date is greater than 0.00%, the payment at maturity, for each $1,000 principal amount note, will be $1,050.00. When added to the Interest Payments received with respect to the prior Review Dates, the total amount paid, for each $1,000 principal amount note, is $1,150.00.

Example 3 — The Final Value is less than the Initial Value by more than the Buffer Amount.

Date	Closing Level	Annual Index Return	Payment (per $1,000 principal amount note)
First Review Date	80.00	-20.00%	$25.00
Second Review Date	70.00	-12.50%	$25.00
Third Review Date	Less than closing level on immediately preceding Review Date	Less than 0.00%	$25.00
Fourth Review Date	Less than closing level on immediately preceding Review Date	Less than 0.00%	$25.00
Final Review Date	40.00	-20.00%*	$575.00
	Total Payment		$675.00 (-32.50% return)

*Assuming the closing level of the Index on the fourth Review Date is 50.00.

Because the Final Value is less than the Initial Value by more than the Buffer Amount, the Annual Index Return with respect to the final Review Date is less than 0.00% and the Index Return is -60.00%, the payment at maturity will be $575.00 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 × (-60.00% + 15.00%)] + $25.00 = $575.00

When added to the Interest Payments received with respect to the prior Review Dates, the total amount paid, for each $1,000 principal amount note, is $675.00.

The hypothetical returns and hypothetical payments on the notes shown above apply only if you hold the notes for their entire term. These hypotheticals do not reflect the fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

Selected Risk Considerations

An investment in the notes involves significant risks. These risks are explained in more detail in the “Risk Factors” sections of the accompanying product supplement and underlying supplement.

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS —

The notes do not guarantee any return of principal. If the Final Value is less than the Initial Value by more than 15.00%, you will lose 1% of the principal amount of your notes for every 1% that the Final Value is less than the Initial Value by more than 15.00%. Accordingly, you may lose up to 85.00% of your principal amount at maturity.

•	CREDIT RISK OF JPMORGAN CHASE & CO. —

Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our creditworthiness or credit spreads, as determined by the market for taking our credit risk, is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

•	THE NOTES DO NOT GUARANTEE THE PAYMENT OF INTEREST AT THE HIGHER INTEREST RATE —

If the Annual Index Return with respect to any Review Date is less than 0.00%, the corresponding Interest Payment will be based on the Lower Interest Rate, not the Higher Interest Rate. This will be true even if the return of the Index from the Pricing Date to the relevant Review Date is greater than or equal to 0.00%. Accordingly, if the Annual Index Return with respect to each Review Date is less than 0.00%, all Interest Payment will be made at the Lower Interest Rate.

PS-4 | Structured Investments High/Low Yield Notes Linked to the S&P 500® Index

•	THE ANNUAL INDEX RETURN AS OF ANY REVIEW DATE MAY BE LESS THAN THE POINT-TO-POINT RETURN OF THE INDEX FROM THE PRICING DATE TO THAT REVIEW DATE.
•	THE APPRECIATION POTENTIAL OF THE NOTES IS LIMITED TO THE SUM OF THE INTEREST PAYMENTS PAID OVER THE TERM OF THE NOTES,

regardless of any appreciation in the level of the Index, which may be significant. You will not participate in any appreciation in the level of the Index.

•	POTENTIAL CONFLICTS —

We and our affiliates play a variety of roles in connection with the notes. In performing these duties, our economic interests are potentially adverse to your interests as an investor in the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement.

•	YOU WILL NOT RECEIVE DIVIDENDS ON THE SECURITIES INCLUDED IN THE INDEX OR HAVE ANY RIGHTS WITH RESPECT TO THOSE SECURITIES.
•	WE ARE CURRENTLY ONE OF THE COMPANIES THAT MAKE UP THE INDEX,

but we will not have any obligation to consider your interests in taking any corporate action that might affect the level of the Index.

•	LACK OF LIQUIDITY —

The notes will not be listed on any securities exchange. Accordingly, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes. You may not be able to sell your notes. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

•	JPMS’S ESTIMATED VALUE OF THE NOTES IS LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES —

JPMS’s estimated value is only an estimate using several factors. The original issue price of the notes exceeds JPMS’s estimated value because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “JPMS’s Estimated Value of the Notes” in this pricing supplement.

•	JPMS’S ESTIMATED VALUE DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES —

See “JPMS’s Estimated Value of the Notes” in this pricing supplement.

•	JPMS’S ESTIMATED VALUE IS NOT DETERMINED BY REFERENCE TO CREDIT SPREADS FOR OUR CONVENTIONAL FIXED-RATE DEBT —

The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. If JPMS were to use the interest rate implied by our conventional fixed-rate credit spreads, we would expect the economic terms of the notes to be more favorable to you. Consequently, our use of an internal funding rate would have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “JPMS’s Estimated Value of the Notes” in this pricing supplement.

•	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN JPMS’S THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD —

We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).

PS-5 | Structured Investments High/Low Yield Notes Linked to the S&P 500® Index

•	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES —

Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our secondary market credit spreads for structured debt issuances and, also, because secondary market prices (a) exclude selling commissions and (b) may exclude projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price if any, at which JPMS will be willing to buy the notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the Maturity Date could result in a substantial loss to you.

•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS —

The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the level of the Index. Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market. See “Risk Factors — Risks Relating to the Estimated Value of Secondary Market Prices of the Notes — Secondary market prices of the notes will be impacted by many economic and market factors” in the accompanying product supplement.

The Index

The Index consists of stocks of 500 companies selected to provide a performance benchmark for the U.S. equity markets. For additional information about the S&P 500® Index, see "Equity Index Descriptions — The S&P 500® Index" in the accompanying underlying supplement.

Historical Information

The following graph sets forth the historical performance of the Index based on the weekly historical closing levels of the Index from January 7, 2011 through March 24, 2016. The U.S. equity markets were closed on March 25, 2016 in observance of Good Friday. The closing level of the Index on March 28, 2016 was 2,037.05. We obtained the closing levels above and below from the Bloomberg Professional® service (“Bloomberg”), without independent verification.

The historical closing levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Index on any Review Date. We cannot give you assurance that the performance of the Index will result in the return of any of your principal amount in excess of $150.00 per $1,000 principal amount note, subject to the credit risk of JPMorgan Chase & Co.

PS-6 | Structured Investments High/Low Yield Notes Linked to the S&P 500® Index

Tax Treatment

You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 4a-I.  In determining our reporting responsibilities we intend to treat (i) the notes for U.S. federal income tax purposes as prepaid forward contracts with associated contingent coupons and (ii) any contingent interest payments as ordinary income, as described in the section entitled “Material U.S. Federal Income Tax Consequences — Tax Consequences to U.S. Holders — Notes Treated as Prepaid Forward Contracts with Associated Contingent Coupons” in the accompanying product supplement no. 4a-I.  Based on the advice of Davis Polk & Wardwell LLP, our special tax counsel, we believe that this is a reasonable treatment, but that there are other reasonable treatments that the IRS or a court may adopt, in which case the timing and character of any income or loss on the notes could be materially affected.  In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments and the relevance of factors such as the nature of the underlying property to which the instruments are linked.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially affect the tax consequences of an investment in the notes, possibly with retroactive effect.  You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Non-U.S. Holders — Tax Considerations.  The U.S. federal income tax treatment of contingent interest payments is uncertain, and although we believe it is reasonable to take a position that contingent interest payments are not subject to U.S. withholding tax (at least if an applicable Form W-8 is provided), a withholding agent may nonetheless withhold on these payments (generally at a rate of 30%, subject to the possible reduction of that rate under an applicable income tax treaty), unless income from your notes is effectively connected with your conduct of a trade or business in the United States (and, if an applicable treaty so requires, attributable to a permanent establishment in the United States).  If you are not a United States person, you are urged to consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes in light of your particular circumstances.

Non-U.S. holders should also note that, notwithstanding anything to the contrary in the accompanying product supplement no. 4a-I, recently promulgated Treasury regulations imposing a withholding tax on certain “dividend equivalents” under certain “equity linked instruments” will not apply to the notes.

FATCA.  Withholding under legislation commonly referred to as “FATCA” could apply to payments with respect to the notes that are treated as U.S.-source “fixed or determinable annual or periodical” income (“FDAP Income”) for U.S. federal income tax purposes (such as interest, if the notes are recharacterized, in whole or in part, as debt instruments, or contingent interest payments if they are otherwise treated as FDAP Income). If the notes are recharacterized, in whole or in part, as debt instruments, withholding could also apply to payments of gross proceeds of a taxable disposition, including an early redemption or redemption at maturity.  However, under a recent IRS notice, this regime will not apply to payments of gross proceeds (other than any amount treated as FDAP Income) with respect to dispositions occurring before January 1, 2019.  You should consult your tax adviser regarding the potential application of FATCA to the notes.

In the event of any withholding on the notes, we will not be required to pay any additional amounts with respect to amounts so withheld.

JPMS’s Estimated Value of the Notes

JPMS’s estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using our internal funding rate for structured debt described below, and (2) the derivative or derivatives underlying the economic terms of the notes. JPMS’s estimated value does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. For additional information, see “Selected Risk Considerations — JPMS’s Estimated Value Is Not Determined by Reference to Credit Spreads for Our Conventional Fixed-Rate Debt.”

PS-7 | Structured Investments High/Low Yield Notes Linked to the S&P 500® Index

The value of the derivative or derivatives underlying the economic terms of the notes is derived from JPMS’s internal pricing models. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, JPMS’s estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time.

JPMS’s estimated value does not represent future values of the notes and may differ from others’ estimates. Different pricing models and assumptions could provide valuations for notes that are greater than or less than JPMS’s estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions.

JPMS’s estimated value of the notes is lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. A portion of the profits, if any, realized in hedging our obligations under the notes may be allowed to other affiliated or unaffiliated dealers, and we or one or more of our affiliates will retain any remaining hedging profits. See “Selected Risk Considerations — JPMS’s Estimated Value of the Notes Is Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the notes will be impacted by many economic and market factors” in the accompanying product supplement. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our secondary market credit spreads for structured debt issuances. This initial predetermined time period is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by JPMS. See “Selected Risk Considerations — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than JPMS’s Then-Current Estimated Value of the Notes for a Limited Time Period.”

Supplemental Use of Proceeds

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “How the Notes Work” and “Hypothetical Payout Examples” in this pricing supplement for an illustration of the risk-return profile of the notes and “The Index” in this pricing supplement for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to JPMS’s estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as our special products counsel, when the notes offered by this pricing supplement have been executed and issued by us and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be our valid and binding obligations, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in

PS-8 | Structured Investments High/Low Yield Notes Linked to the S&P 500® Index

the letter of such counsel dated November 7, 2014, which was filed as an exhibit to the Registration Statement on Form S-3 by us on November 7, 2014.

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus, as supplemented by the prospectus supplement, each dated February 19, 2016, relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 4a-I dated November 7, 2014 and underlying supplement no. 1a-I dated November 7, 2014. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 4a-I and “Risk Factors” in the accompanying underlying supplement no. 1a-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

When you read the product supplement and the underlying supplement, note that all references to the prospectus dated November 7, 2014, or to any sections therein, should refer instead to the prospectus dated February 19, 2016, or to the corresponding sections of that prospectus, and all references to the prospectus supplement dated November 7, 2014, or to any sections therein, should refer instead to the prospectus supplement dated February 19, 2016, or to the corresponding sections of that prospectus supplement. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 4a-I dated November 7, 2014: http://www.sec.gov/Archives/edgar/data/19617/000089109214008407/e61359_424b2.pdf
•	Underlying supplement no. 1a-I dated November 7, 2014: http://www.sec.gov/Archives/edgar/data/19617/000089109214008410/e61337_424b2.pdf
•	Prospectus supplement and prospectus, each dated February 19, 2016: http://www.sec.gov/Archives/edgar/data/19617/000095010316011251/crt_dp63599-424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Chase & Co.

PS-9 | Structured Investments High/Low Yield Notes Linked to the S&P 500® Index